FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, December 9, 2009
Gen Ger. 232/2009

Mr.
Guillermo Larraín R.
Superintendent of Securities and Insurance
Santiago

MATERIAL INFORMATION

Dear Sir:

In accordance with clauses 9 and 10.2 of the Securities Market Law 18,045 and General Rules N°30 and N°210 of the Superintendency, and in the use of the powers conferred upon me, I inform the following Material Information:

On December 4, 2009, the Ministry of Economy, Development and Reconstruction published on the official gazette Decree N° 197, which “ESTABLISHES PRICES OF SERVICES NON CONSISTENT WITH ENERGY SUPPLY, RELATED TO ELECTRICITY DISTRIBUTION”. This Decree rules since its publication date.

As a consequence of the application of the mentioned Decree, the negative effects over Enersis S.A.'s future results are estimated in 2,500 million Chilean pesos per annum before taxes and minorities, which corresponds to a decrease of annual incomes at our subsidiary Chilectra S.A. of about 3,000 million Chilean pesos, starting on 2010.

Sincerely,

Ignacio Antoñanzas Alvear
Chief Executive Officer

c.c.:	Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Banco Santander Santiago– Bond Holders Representative
Depósito Central de Valores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: December 10, 2009